December 18, 2020

Via EDGAR Submission and
Overnight Delivery

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F St., NE
Washington, D.C. 20549
Attn:    Ameen Hamady, Accountant
Shannon Menjivar, Accountant

Re:       Whitestone REIT
Form 10-K for the Fiscal Year Ended December 31, 2019
Form 8-K filed on October 26, 2020
File Nos. 001-34855

Dear Mr. Hamady and Ms. Menjivar:

Whitestone REIT (the “Company”) is submitting this letter in response to comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated December 10, 2020 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10−K for the year ended December 31, 2019 (the “Annual Report”) and a Form 8-K filed on October 26, 2020 (the “Form 8-K”). For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in bold and italics herein with responses immediately following each comment. Capitalized terms used herein but not otherwise defined have the meanings given to them in the Annual Report and the Form 8-K.

Form 8-K filed on October 26, 2020

General

1.It appears that you have made adjustments in calculating a non-GAAP measure identified as EBITDA beyond those which are typical (e.g., management fee, net of related expenses, loss on sale or disposal of assets, gain on sale from discontinued operations, net and EBITDA adjustments for real estate partnership). Please revise to present EBITDA or rename the non-GAAP measure you have presented. For additional guidance, refer to question 103.01 of the Compliance and Disclosure Interpretations regarding Non-GAAP Financial Measures.

Mr. Hamady and Ms. Menjivar
December 18, 2020

Response to Comment No. 1

Exchange Act Release No. 47226 defines EBITDA as earnings before interest, taxes, depreciation and amortization. It is common in the REIT industry to also exclude additional items such as gains or losses from sales of depreciable real estate property. Since our definition of EBITDA is calculated differently than as defined in Question 103.01, in future filings, we will rename our EBITDA to “EBITDAre”, calculated as defined by the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”). Should the Company present “EBITDA,” it will do so with the typical non-GAAP adjustments as described in Exchange Act Release No. 47226. The Company’s future reporting presentation will also include Adjusted EBITDAre, which we define as EBITDAre – Adjusted. EBITDAre – Adjusted will exclude charges and gains related to non-cash and non-operating transactions such as share-based compensation, proxy contest fees and management fees, net of related costs.

For illustrative purposes, the Company’s future reporting presentation is shown below under the caption “Go-Forward Presentation” along with the EBITDA disclosures from the Form 8-K under the caption “As Filed.” The grey box is presented solely to reconcile the future reporting to the historical reporting and will not be included in future presentations. Future presentations will include appropriate modifications for the applicable reporting periods.

Mr. Hamady and Ms. Menjivar
December 18, 2020

Mr. Hamady and Ms. Menjivar
December 18, 2020

AS FILED

AS IS

Non-GAAP Financial Measures

This release contains supplemental financial measures that are not calculated pursuant to U.S. generally accepted accounting principles ("GAAP") including EBITDA, FFO, FFO Core, and NOI. Following are explanations and reconciliations of these metrics to their most comparable GAAP metric.

EBITDA: Earnings Before Interest, Tax, Depreciation and Amortization: Management believes that EBITDA is an appropriate supplemental measure of operating performance to net income attributable to the Company. The Company defines EBITDA as operating revenues (rental and other revenues) less property and related expenses (property operation and maintenance and real estate taxes), adjustments for unconsolidated real estate partnership and general and administrative expenses. Management believes that EBITDA provides useful information to the investment community about the Company's operating performance when compared to other REITs since EBITDA is generally recognized as a standard measure. However, EBITDA should not be viewed as a measure of the Company's overall financial performance since it does not reflect depreciation and amortization, involuntary conversion, interest expense, provision for income taxes, gain or loss on sale or disposition of assets and the level of capital expenditures and leasing costs necessary to maintain the operating performance of the Company's properties. Other REITs may use different methodologies for calculating EBITDA and, accordingly, the Company's EBITDA may not be comparable to other REITs.

GO-FORWARD PRESENTATION

GO-FORWARD

Non-GAAP Financial Measures

This release contains supplemental financial measures that are not calculated pursuant to U.S. generally accepted accounting principles ("GAAP") including EBITDAre, EBITDAre-Adjusted, FFO, FFO Core, and NOI. Following are explanations and reconciliations of these metrics to their most comparable GAAP metric.

EBITDAre: NAREIT defines EBITDAre as net income computed in accordance with GAAP, plus interest expense, income tax expense, depreciation and amortization and impairment write-downs of depreciable property and of investments in unconsolitated affiliates caused by a decrease in value of depreciable property in the affiliate, plus, or minus losses and gains on the disposition of depreciable property, including losses/gains on change in control and adjustments to reflect the entity's share of EBITDAre of unconsolidated affiliates and consolidated affiliates with non-controlling interests. The Company calculates EBITDAre in a manner consistent with the NAREIT definition. Management believes that EBITDAre will represent a supplemental non-GAAP performance measure that will provide investors with a relevant basis for comparing REITs. There can be no assurance that EBITDAre as presented by the Company is comparable to similarly titled measures of other REITs. EBITDAre should not be considered as alternatives to net income or other measurements under GAAP as indicators of operating performance or to cash flows from operating, investing or financing activities as measures of liquidity. EBITDAre does not reflect working capital changes, cash expenditures for capital improvements or principal payments on indebtedness.

EBITDAre-Adjusted: The Company also presents EBITDAre-Adjusted as an additional supplemental measure as we believe it is reflective of the core operating performance of our portfolio of properties. EBITDAre-Adjusted is defined as NAREIT EBITDAre excluding charges and gains related to non-cash and non-operating transactions and other events that could affect the comparability of operating results. Specific examples of items excluded from EBITDAre-Adjusted include, but are not limited to, share based compensation, proxy contest costs and management fees, net of related costs. There can be no assurance that EBITDAre-Adjusted as presented by the Company is comparable to similarly titled measures of other REITs. EBITDAre-Adjusted should not be considered an alternative to net income or other measurements under GAAP as indicators of operating performance or to cash flows from operating, investing or financing activities as measures of liquidity. EBITDAre-Adjusted does not reflect working capital changes, cash expenditures for capital improvements or principal payments on indebtedness.

Mr. Hamady and Ms. Menjivar
December 18, 2020

If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at (713) 435-2227.

Sincerely,

/s/ David K. Holeman
David K. Holeman
Chief Financial Officer